AB 12/2

DD 11/29/13

[redacted]

SECI ISSION

13026221

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SEC Mail Processing Section NOV 25 2013 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTON SECURITIES GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 STATE STREET
(No. and Street)

ALTON (City) IL (State) 62002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATT MABERRY 618-466-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD (Address) CHESTERFIELD (City) MO (State) 63005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

99 12/3/13

OATH OR AFFIRMATION

I, DENNIS ROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTON SECURITIES GROUP, INC, as of SEPTEMBER 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMIE L RUYLE
MY COMMISSION EXPIRES
APRIL 15, 2014
NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS

Signature

TRES

Title

Jamie L Ruyle 11-22-13

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLT and PATTERSON LLC

CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section
NOV 25 2013
Washington DC
404

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

November 15, 2013

Alton Securities Group, Inc.
2410 State Street
Alton, IL 62002

We have performed the procedures enumerated below, for the period October 1, 2012 through September 30, 2013, which was agreed to by Alton Securities Group, Inc. (the Company), solely to assist with respect to the compliance with regulations requiring annual independent testing to be performed of certain anti-money laundering regulations. The Company's management is responsible for the Company's accounting records. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. **Procedures**

   We will randomly select two months of deposits made into customer accounts to determine whether or not the Company deposited any cash amounts equal to or in excess of $10,000. We will examine records to determine whether this activity was properly reported on the Currency Transaction Report (CTR). Will review supporting documentation to confirm deposits came from banks originating within the United States.

   We will inquire about deposits into customer accounts of currency or other monetary instruments that have been transported, mailed or shipped from outside the United States. We will also confirm that a Currency and Monetary Instrument Transportation Report (CMIR) has been filed within the required time frame.

   We will review on a sample basis foreign accounts with assets greater than $10,000 held by or which the firm has signature of authority over to confirm a Foreign Bank and Financial Accounts Report (FBAR) has been filed.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Results
Original source documentation was reviewed for the months May 2013 and September 2013. None of the deposit records reviewed indicated the deposit of cash.

No cash deposits are allowed at the client's location. Because of this, there have been no CTRs filed.

The Company does not accept funds transported from outside of the United States. No CMIRs have been filed during our testing period as a result.

At this time the firm does not have signature authority over any foreign bank accounts. No FBARs have been filed as a result.

2. **Procedures**
We will obtain a copy of the Company's system of internal controls established to ensure the Company's ongoing compliance with Anti-Money Laundering (AML) rules and regulations.

Results
The Company's AML program was reviewed. The procedures were last updated July 2013 and approved by Matt Mayberry in October, 2013.

3. **Procedures**
We will determine the individual that the Company has designated as the person responsible for compliance with Anti-Money Laundering rules and regulations for the Company and will inquire about their qualifications to perform this function.

Results
The Company has designated Matt Mayberry as the individual responsible for the compliance and supervision of anti-money laundering requirements. Mr. Mayberry has a working knowledge of the BSA and implementing regulations and is qualified by experience, knowledge and training. Mr. Mayberry works to ensure that the Company is compliant with all rules and regulations.

4. **Procedures**
We will determine whether the Company provided FINRA with contact information for the AML Compliance Officer, and any updates, within 17 days after the end of the calendar year.

Results
Matt Mayberry has stated that FINRA was notified of the contact information for the AML Compliance Officer within the required time-frame.

5. **Procedures**

We will review records to determine the Company's compliance with the requirement to provide annual training to appropriate personnel.

Results

Matt Mayberry, as well as other members of management, determines the training the staff will receive. We reviewed the schedule of training that has occurred during testing period to verify appropriate training.

6. **Procedures**

We will review the exception reports from First RBC Dain Rauscher, Inc. to ascertain that they are reviewed timely.

Results

We reviewed the sign-off sheet which documented the review of the clearing houses exception reports to verify that RBC Dain Rauscher, Inc. was reviewed quarterly and BB&T was reviewed monthly.

7. **Procedures**

We will inquire if any National Security Letters or Grand Jury Subpeonas had been received during the period of our examination and to determine timely response in the event that they had been received.

Results

The management of the Company advised that they did not receive any National Security Letters or Grand Jury Subpeonas.

8. **Procedures**

We will verify that the Company has incorporated into their Anti-Money Laundering compliance program a Customer Identification Program (CIP).

Results

We reviewed this area in the Company's AML program. We inquired about who gathers new customer info. We were advised that the representative is in charge of verifying identification while meeting with new customers. They verify identification by reviewing at least one form of ID, typically a drivers' license.

9. **Procedures**

We requested a list of new customers related to the period to confirm that the procedures for identifying identities were followed per the AML program's guidelines. This list contained 110 new customers.

Results
We randomly selected 15% of this list to confirm that CIP procedures were completed. We confirmed that all items tested contained identification that has been approved within the program.

While completing the review of CIP procedures, we that there was a notation on each new client form documenting that the manager reviewing the representative's information ran the new customer through the OFAC website to verify any involvement with terrorist. Matt Mayberry has indicated that the firm principal signoff on the new client form indicates that AML procedures were in compliance with the AML Procedures Manual and the new customer was checked against the OFAC website. They do not print their results. All items tested had notations that the firm principal checked the appropriate items.

The firm policy is to print the FinCEN report when it is made available to the firm. The firm retains a copy of each FinCEN report. The person responsible for reviewing this report initials and dates this copy as indication that the list was checked against the firm's client list. It is then reviewed by the compliance officer. Multiple FinCEN reports were reviewed for the period and we noted that all reports were dated and initialed.

10. **Procedures**
We will evaluate outgoing wires and checks to confirm the payee and banking information. For checks and wires issued to parties other than the name on the account the Letter of Authorization will be confirmed and reviewed. We will review third party recipients information for foreign recipients.

We will inquire with the management of the Company in regards to any foreign recipients of missing Letter of Authorization forms.

Results
We reviewed the Company's check and wire request activity for the months May 2013 and September 2013. We reviewed checks and confirmed that the payee name matched the account or that the firm had proper authorization on file. While reviewing checks it was confirmed no checks from the sample were made to addresses outside of the United States.

We reviewed screen print detail from wires that were completed. We confirmed the wires were made to accounts that had the same ownership as the account funds were transferred from. If they did not have the same account names then it was confirmed that proper authorization was on file. It was also confirmed that wires were only made to banks within the United States.

In some instances, the wire information was "on-demand". We inquired with management as to what this means and was advised customer has given preauthorization to store account information on file and that it would only be with U.S. banks.

11. **Procedures**

We will verify the record retention policy with respect to customer records to verify that it conforms to the AML Policies and Procedures.

Results

Matt Mayberry stated that customer records are kept for seven years after an account is closed or indefinitely as long as they are a current customer. This is in compliance with the policy stated in the AML Policies and Procedures manual.

We were not engaged to, and did not, conduct an audit, the objective of which would have been to express an opinion. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have then been reported.

This report is intended solely for the information and use of Alton Securities Group, Inc. and FINRA. It is not intended to be, and should not be, used by anyone other than the specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, Missouri

ALTON SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND REPORTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2013

ALTON SECURITIES GROUP, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2013

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Alton Securities Group, Inc.
Ballwin, MO

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Alton Securities Group, Inc. as of September 30, 2013, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alton Securities Group, Inc. as of September 30, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on page 15 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt & Patterson, LLC
November 15, 2013

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM RULE 15c3-3

November 15, 2013

The Board of Directors
Alton Securities Group, Inc.
Alton, Illinois

In planning and performing our audit of the financial statements and supplementary schedules of Alton Securities Group, Inc. (the Company) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Security and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may be inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

We identified the following deficiency in generally accepted accounting principles and procedures that we consider to a significant deficiency, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended September 30, 2013, and this report does not affect our report thereon dated November 15, 2013.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president and treasurer should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
November 15, 2013

ALTON SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 141,549
Deposit with Clearing Broker	50,000
Receivable from Clearing Broker	60,932
Prepaid Insurance	928
Prepaid State Income Taxes	1,639
Prepaid Federal Income Tax	4,275
Total Current Assets	259,323
Fixed Assets:	
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $31,877	12,458
Other Assets:	
Rent Deposit	500
Total Assets	$ 272,281

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 71,563
Accrued Payroll	24,162
State Income Taxes Payable	142
Payroll Taxes Payable	1,462
Deferred Tax Liability - Federal	300
Deferred Tax Liability - States	100
Total Current Liabilities	97,729
Long-Term Liabilities:	
Note Payable to Stockholder - Nonsubordinated	14,900
Note Payable to Stockholder - Subordinated	14,900
Total Long-Term Liabilities	29,800
Total Liabilities	127,529
Stockholders' Equity:	
Common Stock, Class A, $100 Par Value, Authorized 2,250 Shares, Issued and Outstanding 1,052 Shares	105,200
Common Stock, Class B, $100 Par Value, Authorized 15,000 Shares, Issued 301 Shares, Outstanding 0 Shares	30,100
Treasury Stock, Class A, $100 Par Value, 175 Shares, At Value	(15,832)
Treasury Stock, Class B, $100 Par Value, 301 Shares, At Cost	(30,100)
Additional Paid-In Capital	19,241
Retained Earnings	36,143
Total Stockholders' Equity	144,752
Total Liabilities and Stockholders' Equity	$ 272,281

See Independent Auditor's Report and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Revenues:	
Commissions and Fees	$ 1,319,761
Interest Income	65,825
Trading Profits	7,482
Total Revenues	1,393,068
Expenses:	
Employee Compensation and Benefits	196,005
Commissions - Employees	99,131
Contractual Commissions	618,774
Informational Systems/Clearing Fees	232,727
Contributions	150
Occupancy and Equipment Rental	31,185
Interest	1,839
Taxes, Other than Income Taxes	22,305
Advertising	27,950
Depreciation	265
Insurance	30,721
License and Fees	11,795
Professional Fees	21,142
Travel and Entertainment	23,549
Telephone	12,060
Repairs and Maintenance	862
Supplies	15,614
Subscriptions	21,271
Utilities	17,938
Other Operating Expenses	5,793
Total Expenses	1,391,076
Income Before Income Taxes	1,992
Provision (Benefit) for Income Taxes, Including Net Deferred Taxes of $350	2,617
Net Income (Loss)	$ (625)
Earnings (Loss) Per Share of Common Stock	$ (0.59)

See Independent Auditors' Report and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2013

	Common Stock				Treasury Stock				Additional		Total
	Class A		Class B		Class A		Class B		Paid-in	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balances, Beginning of Year	1052	$ 105,200	301	$ 30,100	175	$ (15,832)	301	$ (30,100)	$ 19,241	$ 36,768	$ 145,377
Net Income (Loss)										(625)	(625)
Balances, End of Year	1052	$ 105,200	301	$ 30,100	175	$ (15,832)	301	$ (30,100)	$ 19,241	$ 36,143	$ 144,752

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Subordinated Borrowings, Beginning of Year	$ 14,900
Increases:	
Issuance of Subordinated Notes	0
Decreases:	
Payment of Subordinated Notes	0
Subordinated Borrowings, End of Year	$ 14,900

See Independent Auditors' Report and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Cash Flows From Operating Activities:	
Net Income (Net Loss)	$ (625)
Adjustments to Reconcile Net Income (Net Loss) to Net Cash Provided by Operating Activities:	
Depreciation	265
Net Deferred Taxes	350
(Increase) Decrease in Operating Assets:	
Receivable from Clearing Broker	22,536
Receivable from Others	2,934
Prepaid Insurance	4
Prepaid State Income Taxes	631
Prepaid Federal Income Tax	(449)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	11,521
Accrued Payroll	647
Payroll Taxes Payable	317
State Income Taxes Payable	(209)
Net Cash Provided (Used) by Operating Activities	37,922
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(12,542)
Net Increase (Decrease) in Cash, Cash Equivalents, and Deposits with Clearing Broker	25,380
Cash, Cash Equivalents, and Deposits with Clearing Broker:	
Beginning of Year	166,169
End of Year	$ 191,549
Supplemental Disclosures:	
Interest Paid	$ 1,839
Taxes Paid	$ 4,114

ALTON SECURITIES GROUP, INC.
Notes to Financial Statements
For the Year Ended September 30, 2013

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Alton Securities Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation with headquarters in Alton, Illinois and operating throughout the United States. The broker-dealer's primary source of revenue is commissions from providing brokerage services to customers who are small businesses and individuals.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Securities Transactions and Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The amount of current and deferred tax assets and payables or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Depreciation

Depreciation is provided on a straight-line basis using the estimated useful lives as follows:

	Years	Cost	Accumulated Depreciation
Furniture and Equipment	3-10	$ 44,335	$ 31,877
		44,335	$ 31,877
Less Accumulated Depreciation		(31,877)	
Net Property and Equipment		$ 12,458	

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Cash

The Company at times during the year had cash deposits which exceeded $250,000 in multiple accounts in one bank. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds at member banks.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly, no reserve account is required.

NOTE 4: RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company clears its transactions through RBC Capital Management on a fully disclosed basis. At year end, the amount receivable from clearing broker is $60,932; no amounts are due to the clearing broker. The year end receivable is deemed fully collectible.

NOTE 5: NOTE PAYABLE

The Company borrowed, previously under a subordinated liability, $14,900 from a stockholder. This note was originally dated September 30, 1996, and extended on July 8, 2004, and extended again on August 18, 2010. This note was reclassified from subordinated to nonsubordinated with the August 18, 2010 extension. The Company pays interest at a rate of 6 percent. The note matures on July 15, 2016.

NOTE 6: SUBORDINATED BORROWINGS

The borrowings under subordination agreements originally dated September 30, 1996, and extended on July 8, 2004, and extended again on August 18, 2010, are listed below.

Subordinated notes, 6 percent, due July 15, 2016	$14,900

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2013, the Company had net capital of $139,468 which was $89,468 in excess of its required net capital of $50,000. The Company's net capital ratio was .80 to 1.

NOTE 8: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined with FASB ASC740-10, Accounting for Income Taxes, are as follows:

	Current	Deferred	Prior	Total
Federal	$ 1,326	262		$ 1,588
State	941	88		1,029
	$ 2,267	$ 350	$ 0	$ 2,617

Deferred income tax assets and liabilities are principally applicable to differences in tax and book depreciation and net operating loss carry forwards. Net deferred income tax liability is $400 as of September 30, 2013.

	Deferred Tax Asset	Deferred Tax Liability	Net Deferred Tax Liability (Assets)
Federal		$ 300	$ 300
States		100	100
	$ 0	$ 400	$ 400

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected Income Tax Expense (Refund) at U.S. Statutory Tax Rate	$ 299
The effect of:	
Nondeductible Expenses	1,289
Income Tax Expense (Benefit)	$ 1,588

NOTE 9: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (1,052 shares). Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 10: PENSION PLAN

The Company adopted a SIMPLE - IRA plan effective September 1, 1997. Any employee who has received at least $5,000 in compensation is eligible to contribute to this plan. The plan calls for the Company to make matching contributions towards employee contributions. The contribution matches dollar for dollar up to three (3) percent of compensation. The Company has no future liability beyond the match. Pension expense for the year amounted to $6,599.

NOTE 11: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 12: LEASE AND OTHER COMMITMENTS

The Company leases office space under a lease agreement. The lease agreement expires August 31, 2014 and continues month to month. The lease agreement calls for lease payments of $2,500 per month and the associated cost of insurance. Lease payments totaled $30,000 for the year. The office space is leased from a related company which is owned by the same stockholders as the Company.

The Company leases postage equipment under a 63 month agreement expiring February, 2014. The Company pays quarterly rental payments of $395. The rental agreement provides for a fair market purchase option at the end of the lease. Payments under this lease totaled $1,185 for the year.

The Company entered into a lease, maintenance and software support agreement. The agreement provides computer equipment, lease of software, installation and removal of equipment, and ongoing equipment maintenance and support. The agreement began June 15, 2013, and calls for 60 monthly payments of $1,183.55. The lease ends on June 14, 2018, with an early termination option by six months notice by either party. Lease payments totaled $4,734.20 for the year.

At year end, the future minimum lease payments under the terms of the various leases and agreements are as follows:

Year Ending September 30,	Amount
2014	$ 27,895
2015	14,203
2016	14,203
2017	14,203
2018	14,203
2019	9,468
	$ 94,175

See Independent Auditors' Report

NOTE 13: RELATED PARTY TRANSACTIONS

The Company has a related company (Alton Capital Management, Inc.) which is owned by the same owners as the Company. Alton Capital Management, Inc. derives its revenues from investment advisory services. The Company receives administration fees from Alton Capital Management, Inc. During the year, the Company received $45,929 in administration fees.

See Note 5 for note payable from a related party – stockholder.

See Note 6 for subordinated note payable from a related party – stockholder.

See Note 12 for related party transactions relating to rent.

NOTE 14: ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount totaled $27,950 during the year. The Company did not incur any direct-response advertising cost during year.

NOTE 15: ACCOUNTING FOR UNCERTAIN TAX POSITIONS

Effective October 1, 2009 the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years of 2009 to 2012 remain subject to examination by the taxing authorities.

The Company's policy for reporting interest and penalties for income taxes is to expense as they are incurred. The Company assessed its federal and state tax positions and determined there is a more likely than not chance that all tax positions will be fully recognized. Therefore, no provisions for potential uncertainties or possible related effects on these tax positions were recorded for the year ended September 30, 2013.

NOTE 16: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 15, 2013, the date of the management representation letter and the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ALTON SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2013

NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital:	$	144,752
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		14,900
Total Capital and Allowable Subordinated Borrowings		159,652
Deductions and/or Charges:		
Non-Allowable Assets:		
Furniture and Equipment (Net)		12,458
Other Assets		7,442
Total		19,900
Haircuts on securities:		
Other Securities		284
Total Net Capital	$	139,468
AGGREGATE INDEBTEDNESS		
Items Included in the Statement of Financial Condition		
Accrued Payroll	$	24,162
Accounts Payable		71,563
Other Accrued Expenses		1,462
Income Taxes Payable		142
Note Payable to Stockholder - Nonsubordinated		14,900
Total Aggregate Indebtedness	$	112,229
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	50,000
Excess Net Capital at 1500%	$	133,857
Excess Net Capital at 1000%	$	128,245
Ratio: Aggregate Indebtedness to Net Capital		0.80 to 1

There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on September 30, 2013.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101